

Mail Stop 4631

October 27, 2009

By U.S. Mail and Facsimile

Ms. Stacie Schuler
Chief Financial Officer
Granite Falls Energy, LLC
15045 Highway 23 SE
Granite Falls, MN 56241-0216

> **Re:** **Granite Falls Energy, LLC**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2009**
> **File No. 000-51277**

Dear Ms. Schuler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29
Results of Operations, page 29

1.   We note that in your Form 10-K for the fiscal year ended October 31, 2008 you discuss the impact that the average prices of ethanol per gallon and distillers grains per ton had on your revenue from period-to-period. We also note that in

subsequent quarterly reports you provided additional tabular disclosures of revenue sources and additional data, including volumes sold, that impacted your results. Please confirm that you intend to provide these additional tabular disclosures in future annual filings. Also, please revise your future annual and quarterly filings to include a discussion of the changes in volumes sold and the reason(s) for such changes.

Item 8. Financial Statements and Supplementary Data, page 38

Statements of Cash Flows, page 43

2.   Please supplementally tell us why you classified certain changes in restricted cash as an operating activity and explain to us how this classification complies with FASB ASC 230-10-45 (previously SFAS 95). This comment is also applicable to your subsequent quarterly filings.

3.   Please supplementally explain to us how the amounts that appear in the line item "derivative instruments" reconcile to other disclosures in your financial statements.

4.   We note that the "change in fair value of derivative instruments" for fiscal 2008 reconciles to the amounts disclosed in Note 5. Please supplementally tell us why the amounts for fiscal 2007 and fiscal 2006 do not appear to reconcile to the aforementioned footnote disclosure.

Note 12 – Commitments and Contingencies, page 51
Ethanol Marketing Agreement, page 51

5.   We note your disclosures that Aventine had the option to require you to purchase their units at the IPO price. Please tell us how you determined that these units were appropriately classified in permanent equity at each balance sheet data. Also, please tell us if any other outstanding units have any redemptive provisions and, if applicable, tell us why you believe those units are also appropriately classified in permanent equity.

Corn Storage and Grain Handling Agreement and Purchase Commitments, page 52

6.   We note your disclosure related to the forward purchase contract you entered into for corn purchases of approximately $5.4 million in November 2009. It appears to us that you determined that this contract qualifies for the normal purchases and sales exception under SFAS 133. Please confirm if our understanding is correct and, if so, please tell us and clarify in future filings how you determined this accounting treatment is appropriate.

Exhibit 31 – Section 302 Certifications

7.   We note that paragraph 4(d) of your Form 10-K certifications omits the language, "registrant's most recent fiscal quarter" and "in the case of an annual report", as required. Additionally, your Form 10-Q for each of the fiscal quarters ended January 31, 2009, April 30, 2009 and July 31, 2009 omits the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). In this regard, please revise future annual and quarterly filings to provide your certifications using the exact language as provided in Item 601(B)(31) of Regulation S-K.

Exhibit 31 – Section 302 Certifications
Exhibit 32 – Section 906 Certifications

8.   We note that the certifications appearing in Exhibits 31 and 32 of your Form 10-K for the fiscal year ended October 31, 2008 have been improperly dated as January 27, 2008, instead of 2009. The date of your certifications should be at the time of filing the periodic report. See Rule 13a-14 or Rule 15d-14 of the Exchange Act for guidance. In this regard, please amend your Form 10-K to provide appropriately dated certifications. Please note that your amended Form 10-K is required to include the entire periodic report.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief